03014926

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HILL STREET CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 East 56th Street
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Brim (212) 980-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salibello & Broder LLP
(Name – *if individual, state last, first, middle name*)

633 Third Avenue, 13th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAR 03 2003
WASH. D.C. SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John G. Brim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hill Street Capital LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTONELLA ROLLO
Notary Public, State of New York
Registration #01RO6047611
Qualified In Queens County
My Commission Expires Sept. 5, 2006

Signature

Managing Member

Title

Antonella Rollo 2/28/03

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HILL STREET CAPITAL LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2002
With Independent Auditors' Report

Salibello & Broder LLP
Certified Public Accountants

CONTENTS

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT

The Managing Members
Hill Street Capital LLC
New York, New York

We have audited the accompanying statement of financial condition of Hill Street Capital LLC (the "Company") as of December 31, 2002 and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hill Street Capital LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salibello + Broder LLP

New York, New York
February 28, 2003

HILL STREET CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Assets

Cash and cash equivalents	$ 328,978
Accounts receivable	122,799
Property and equipment, at cost less accumulated depreciation of $3,941	24,583
Security deposit	101,052
Prepaid expenses and other assets	7,892
	$ 585,304

Liabilities and Members' Capital

Liabilities:	
Accounts payable and accrued expenses	$ 24,075
Deferred rent payable	13,754
Deferred income taxes payable	3,500
Total liabilities	41,329
Members' capital	543,975
	$ 585,304

The accompanying notes are an integral part of these financial statements.

HILL STREET CAPITAL LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Advisory fees	$ 1,350,250
Board of directors' fees	34,000
Interest income	3,121
Total revenues	1,387,371
Expenses:	
Salaries	597,404
Professional fees	207,651
Rent and utilities	191,986
Payroll taxes	31,537
Insurance	28,756
Office supplies	25,534
Telephone	17,211
Computer support	15,884
Travel and lodging	14,369
Furniture and equipment rental	12,380
Charitable contributions	11,500
Meals and entertainment	11,417
Office expenses	8,052
NASD and other regulatory fees	7,372
Temporary support	7,048
Postage and messenger	5,051
Payroll service fees	4,952
Depreciation	3,941
Periodicals and subscriptions	3,278
Printing and reproduction	1,833
Miscellaneous	1,309
Total expenses	1,208,465
Income before income taxes	178,906
Income taxes	3,825
Net income	$ 175,081

The accompanying notes are an integral part of these financial statements.

HILL STREET CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2002

Balance, January 1, 2002	$ 568,894
Distributions	(200,000)
Net income	175,081
Balance, December 31, 2002	$ 543,975

The accompanying notes are an integral part of these financial statements.

HILL STREET CAPITAL LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$ 175,081
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,941
(Increase) decrease in operating assets:	
Accounts receivable	(122,799)
Prepaid expenses and other assets	(7,892)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	24,075
Deferred rent payable	13,754
Deferred income taxes payable	3,500
Net cash provided by operating activities	89,660
Cash flows from investing activities:	
Purchase of property and equipment	(28,524)
Net cash used in investing activities	(28,524)
Cash flows from financing activities:	
Distributions	(200,000)
Net cash used in financing activities	(200,000)
Net decrease in cash and cash equivalents	(138,864)
Cash and cash equivalents - beginning of year	467,842
Cash and cash equivalents - end of year	$ 328,978
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ 4,325

The accompanying notes are an integral part of these financial statements.

HILL STREET CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 1 - Organization and nature of business

Hill Street Capital LLC (the "Company") was formed on November 20, 2001 in the state of Delaware. The Company was formed to specialize in providing investment banking and related financial advisory and consulting services to domestic and foreign-based companies.

The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of National Association of Securities Dealers, Inc.

Note 2 - Summary of significant accounting policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Revenue recognition

Under the terms of each engagement, nonrefundable retainers are recorded upon receipt and success fees from investment banking and related financial advisory and consulting services are recorded when the underlying transaction is completed.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Additions and betterments are capitalized. Repairs and maintenance are charged to operations as incurred.

Operating leases

The lease for the Company's office facilities includes an abatement of one month of base rent that is payable if the Company defaults in the first 24 months of the lease. The total amount of the base rent payments is being charged to expense on the straight-line method over the term of the lease.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 2 - Summary of significant accounting policies (cont'd)

Cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company prepares its income tax return using the cash basis of accounting. Federal and state income taxes have not been provided since each member is individually liable for their own federal and state tax payments.

Deferred income taxes are recorded on the difference between the financial statement and tax basis of assets and liabilities. The temporary difference which give rise to a significant portion of deferred tax assets are accounts receivable, prepaid expenses and other assets, accounts payable and accrued expenses, deferred rent payable and deferred income taxes payable.

Note 3 - Property and equipment

At December 31, 2002, property and equipment consists of the following:

Computer equipment	$ 26,496
Other equipment	2,028
	28,524
Less: accumulated depreciation	3,941
	$ 24,583

Note 4 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2002.

Note 5 - Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable.

The company maintains its cash balances at a major financial institution located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2002, the Company's uninsured cash balances total $155,635.

Note 5 - Concentrations of credit risk (cont'd)

In the course of its business, the Company engages in various engagements with domestic and international clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the client. It is the Company's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients.

Note 6 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $287,649, which was $282,649 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.14 to 1.

Note 7 - Commitments

On December 13, 2001, the Company entered into a five year lease agreement for its general office facilities located in New York City.

The minimum annual rental commitments (exclusive of escalation clauses for real estate taxes and building operating expenses) are summarized as follows:

For the year ended	Total
2003	$ 202,104
2004	202,104
2005	202,104
2006	202,104
2007	16,842
	$ 825,258

The Company's rent expense amounted to $186,696 for the year ended December 31, 2002.

Note 8 – Limited liability company

Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual.

SUPPLEMENTARY INFORMATION

SCHEDULE I

HILL STREET CAPITAL LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Allowable capital:	
Total members' capital	$ 543,975
Less non-allowable assets:	
Accounts receivable	122,799
Property and equipment, net	24,583
Security deposit	101,052
Prepaid expenses and other assets	7,892
	256,326
Net capital	$ 287,649
Aggregate indebtedness	$ 41,329
Minimum net capital required	$ 5,000
Excess net capital	$ 282,649
Ratio: Aggregate indebtedness to net capital	0.14 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Independent Auditors' Report on supplementary information.

SCHEDULE II

HILL STREET CAPITAL LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC rule 15c3-3.

See Independent Auditors' Report on supplementary information.

Salibello & Broder LLP
Certified Public Accountants

633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Managing Members
Hill Street Capital LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Hill Street Capital LLC (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components do not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Members, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salibello + Broder LLP.

New York, New York
February 28, 2003